SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

North American Palladium, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

H. Steven Walton

FREDERIC DORWART, LAWYERS

Old City Hall

124 East Fourth Street

Tulsa, OK 74103-5010

(918) 583-9922

(918) 583-8251 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2006

(Date of Event Which Required Filing)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box ☐.

CUSIP No. 656912102

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO; WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. Sole Voting Power 31,151,466
8. Shared Voting Power None
9. Sole Dispositive Power 31,151,466
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,151,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.4%
14.	Type of Reporting Person (See instructions) CO

SCHEDULE 13D

Filed by Kaiser-Francis Oil Company

In Connection with Transactions in the

Shares of North American Palladium, Ltd.

Pursuant to SEC Rule 13d-2, Kaiser-Francis Oil Company, a Delaware corporation (“Kaiser-Francis”) is filing this Amendment No. 2 to its Report on Schedule 13D to report the closing of a recent transaction the effect of which was to change its beneficial ownership of shares of the common stock (“Common Shares”) of North American Palladium, Ltd. (“North American” or the “Company”). Items in Kaiser-Francis’ Schedule 13D (as amended by its Amendment No. 1) that are unchanged are excluded from this Amendment.

This amendment supplements, but does not alter, the earlier disclosures made by Kaiser-Francis on its Schedule 13D with respect to North American (the “Schedule 13D”) or Amendment No. thereto (“Amendment No. 1”), except with respect to the disclosure contained in Item 6 regarding the elimination of a limitation on the number of Common Shares that may be issued to Kaiser-Francis in connection with the Private Placement. Capitalized terms used in this Amendment and not otherwise defined are used as defined in the Schedule 13D and Amendment No. 1.

Item 3. Source or Amount of Funds or Other Consideration.

In the Private Placement reported on Amendment No. 1, Kaiser-Francis granted to North American the option to require Kaiser-Francis to exchange all or any portion of a promissory note originally made by North American to Kaiser-Francis in 2001 (the “Predecessor Note”) in the principal amount of $13.5 million for Convertible Notes and Warrants with terms substantially similar to those of the Convertible Notes and Warrants purchased by Kaiser-Francis and another investor in the initial closing of the Private Placement. On June 13, 2006, North American gave Kaiser-Francis notice of its exercise of this option as to the entire principal amount of the Predecessor Note, effective June 23, 2006. On June 26, 2006, the exchange was consummated and Kaiser-Francis received a Series II Convertible Note convertible into 1,108,374 Common Shares, and a Series II Warrant exercisable to purchase 554,187 Common Shares.

As previously disclosed in Amendment No. 1, the Convertible Notes are subject to mandatory repayment in installments commencing within 12 to 14 months after their issuance. These repayments are made, at the option of the Noteholder, in any combination of cash or Common Shares, valued for this purpose based on the value weighted average trading price of the Common Shares during a period before the repayment. If and to the extent Kaiser-Francis does not convert Convertible Notes and elects to receive Common Shares in mandatory repayment of such Convertible Notes, the number of Common Shares that Kaiser-Francis may receive in respect of the Convertible Notes will be different from the number of Common Shares into which it may convert such Common Shares. Pursuant to SEC Rule 13d-3, this Report calculates the number of Common Shares Kaiser-Francis beneficially owns with respect to the Convertible Notes assuming the conversion of such Convertible Notes, as Kaiser-Francis has the right to convert such Convertible Notes at any time, and no mandatory redemption of Convertible Notes of any Series is scheduled within the next 60 days.

The Convertible Notes permit the Company to make payments of interest with Common Shares. On June 1, 2006, the Company issued to Kaiser-Francis 21,886 Common Shares in payment of the interest due on the $17.5 million Series I Convertible Note acquired by Kaiser-Francis in the first closing of the Private Placement.

Please refer to Amendment No. 1 and the Company’s Current Reports on Form 6-K dated March 29, 2006, and June 26, 2006, which provide additional information concerning the Convertible Notes and the Warrants and, in the case of Amendment No. 1, the basis on which Kaiser-Francis’ beneficial ownership of Common Shares has been calculated for purposes of this Report. The Company’s Current Reports (and the exhibits filed with such reports) are incorporated in this Amendment No. 2 by this reference.

Item 4. Purpose of Transaction.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 5. Interest in Securities of the Issuer.

Kaiser-Francis incorporates by this reference its answer to Item 3 above.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of Issuer.

Kaiser-Francis incorporates by this reference its response to Item 3 above.

Item 6 of Amendment No. 1 included the following:

“Under the rules of the Toronto Stock Exchange, the number of Common Shares that may be issued by the Company to Kaiser-Francis in conversion, exercise, payment of interest on, or repayment of, the securities purchased by it in the Private Placement is limited to 5,221,677 Common Shares. In addition to the terms described above, which provide for the potential purchase by Kaiser-Francis of additional Company securities under certain circumstances, the Purchase Agreement contains a covenant by North American to seek shareholder approval for the potential issuance of more than 5,221,677 Common Shares to Kaiser-Francis in connection with the conversion, exercise, payment of interest on, or repayment of, the securities purchased by it in the Private Placement.”

We are informed by North American that, on June 20, 2006, at the 2006 Annual Meeting of Shareholders of North American, the shareholders approved a proposal to authorize the issuance of more than 5,221,677 Common Shares to Kaiser-Francis in connection with the conversion, exercise, payment of interest on, or repayment of, the securities purchased by it in the Private Placement.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	/s/ Ken Kinnear
Ken Kinnear, Vice President and Treasurer